UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 21, 2020

(Date of Report (Date of earliest event reported))

SAGOON, INC.

(Exact name of registrant as specified in its charter)

Delaware	20-5886599
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1980 Teasel Ct. Woodbridge, VA	22192
(Address of principal executive offices)	(ZIP Code)

703-762-6560
(Registrant’s telephone number, including area code)

Class C Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Sagoon, Inc. (the “Company”) will not be able to meet the filing deadline, April 29, 2020, for its annual on Form 1-K due to circumstances related to COVID-19. As a result, the Company intends to take advantage of relief afforded under Rule 257(f) of the Securities Act to file its Form 1-K as soon as possible prior to June 13, 2020.

Circumstances related to COVID-19 affecting the Company:

•	Consolidated Audit
o	The Company has not been able to complete its consolidated audit because a stay-at-home order in Virginia and India has prevented personnel from accessing and providing physical documentation to the Company’s independent auditors to enable them to complete their audit.
•	Ongoing Fundraising
o	As disclosed in our offering circular filed as part of our Form 1-A on February 14, 2020, and supplemented on February 26, 2020, the Company is dependent on fundraising activities through Rule 505(c) of Regulation D, and Regulation A to support operations until the Company is able to generate revenues through advertising and commissions from the sale of gift cards and coupons. As a result of the economic disruption caused by COVID-19, the Company has experienced a decline in investment interest, which may impact the Company’s ability to continue operations.
•	Product Release Delay
o	Daily operation, product development and product release has slowed greatly due to the stay-at-home orders issued in Virginia and India. The Company expects that this may result in delays regarding product development and product release dates.
•	Anticipated Operational Changes
o	The Company is exploring all available avenues to reduce operating costs other than laying off employees. Areas the Company intends to reduce expenses for the foreseeable future include office space leases and marketing.
•	Government Loans
o	The Company has applied for various government-backed loans. As of April 21, 2020 the Company has not received assistance.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAGOON, INC.

By:	/s/ Govinda Giri
Name:	Govinda Giri
Title:	Chief Executive Officer

Date: April 21, 2020